Exhibit 99.1

We, the undersigned, hereby express our agreement that the attached Amendment No. 18 is filed on behalf of each of the undersigned.

Dated: May 19, 2026

/s/ William M. Gottwald Attorney-in-Fact for John D. Gottwald
_____

/s/ William M. Gottwald
_____

/s/ William M. Gottwald Attorney-in-Fact for James T. Gottwald
_____

Residual 10-Year CLAT UA FDGJR Living Trust

/s/ William M. Gottwald, as trustee
_____